UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                              (Amendment No. ___)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         LA JOLLA PHARMACEUTICAL COMPANY
                         -------------------------------
                                (Name of Issuer)
                         -------------------------------

                                  Common Stock
                         -------------------------------
                         (Title of Class of Securities)

                                    503459109
                         -------------------------------
                                 (CUSIP Number)

                                February 17, 2000
         -------------------------------------------------------------
             (Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |X|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 503459109                                                                      Page 2 of 17 Pages

------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

         Alta Partners
------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                               (a)
                                                                                        (b)   X
------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only
------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California
------------------------------------------------------------------------------------------------------------------
                                              Please see Attachment A

Number Of Shares                                     (5)      Sole Voting Power            1,470,000
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power                -0-
Person With
                                                     (7)      Sole Dispositive Power       1,470,000

                                                     (8)      Shared Dispositive Power           -0-

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,470,000                             Please see Attachment A
------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

                  6.0%                                  Please see Attachment A
------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  CO
------------------------------------------------------------------------------------------------------------------

                                       *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.503459109                                                                       Page 3 of 17 Pages

------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

         Alta BioPharma Partners, L.P..
------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                        (b)   X
------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only
------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
------------------------------------------------------------------------------------------------------------------
                                              Please see Attachment A

Number Of Shares                                     (5)      Sole Voting Power              913,731
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power                -0-
Person With
                                                     (7)      Sole Dispositive Power         913,731

                                                     (8)      Shared Dispositive Power           -0-

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  913,731                               Please see Attachment A
------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

                  3.8%                                  Please see Attachment A
------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  PN
------------------------------------------------------------------------------------------------------------------

CUSIP No. 503459109                                                                      Page 4 of 17 Pages

------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

         Alta BioPharma Management Partners, LLC.
------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                           (b)   X
------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only
------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
------------------------------------------------------------------------------------------------------------------
                                              Please see Attachment A

Number Of Shares                                     (5)      Sole Voting Power              913,731
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power                -0-
Person With
                                                     (7)      Sole Dispositive Power         913,731

                                                     (8)      Shared Dispositive Power           -0-

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  913,731                               Please see Attachment A
------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.8%                       Please see Attachment A
------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  CO
------------------------------------------------------------------------------------------------------------------

CUSIP No. 503459109                                                                      Page 5 of 17 Pages

------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

         La Jolla Chase Partners (Alta Bio), LLC
------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                           (b)  X
------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
------------------------------------------------------------------------------------------------------------------
                                              Please see Attachment A

Number Of Shares                                     (5)      Sole Voting Power              521,828
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power                -0-
Person With
                                                     (7)      Sole Dispositive Power         521,828

                                                     (8)      Shared Dispositive Power           -0-

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  521,828                               Please see Attachment A
------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

                  2.1%                                  Please see Attachment A
------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  CO
------------------------------------------------------------------------------------------------------------------

CUSIP No.  503459109                                                                    Page 6 of 17 pages

------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

         Alta Embarcadero BioPharma Partners, LLC
------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                           (b)   X
------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only
------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California
------------------------------------------------------------------------------------------------------------------
                                              Please see Attachment A

Number Of Shares                                     (5)      Sole Voting Powe                34,441
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power                -0-
Person With
                                                     (7)      Sole Dispositive Power          34,441

                                                     (8)      Shared Dispositive Power           -0-

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  34,441                                Please see Attachment A
------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

                  0.1%                                  Please see Attachment A
------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  CO
------------------------------------------------------------------------------------------------------------------

CUSIP No.  503459109                                                                    Page 7 of 17 pages

------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

         Alta/Chase BioPharma Management, LLC
------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                           (b)  X
------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only
------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
------------------------------------------------------------------------------------------------------------------
                                              Please see Attachment A

Number Of Shares                                     (5)      Sole Voting Power              521,828
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power                -0-
Person With
                                                     (7)      Sole Dispositive Power         521,828

                                                     (8)      Shared Dispositive Power           -0-

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  521,828                               Please see Attachment A
------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

                  2.1%                                  Please see Attachment A
------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  CO
------------------------------------------------------------------------------------------------------------------

CUSIP No.  503459109                                                                     Page 8 of 17 Pages

------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

         Jean Deleage
------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                           (b)  X
------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

  (4)    Citizenship or Place of Organization

         United States
------------------------------------------------------------------------------------------------------------------
                                              Please see Attachment A

Number Of Shares                                     (5)      Sole Voting Power                  -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power          1,470,000
Person With
                                                     (7)      Sole Dispositive Power             -0-

                                                     (8)      Shared Dispositive Power     1,470,000

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,470,000                             Please see Attachment A
------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

                  6.0%                                  Please see Attachment A
------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------

                                       *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 503459109                                                                      Page 9 of 17 Pages

------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

         Garrett Gruener
------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                           (b)  X
------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only
------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
------------------------------------------------------------------------------------------------------------------
                                              Please see Attachment A

Number Of Shares                                     (5)      Sole Voting Power                  -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power          1,470,000
Person With
                                                     (7)      Sole Dispositive Power             -0-

                                                     (8)      Shared Dispositive Power     1,470,000

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,470,000                             Please see Attachment A
------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

                  6.0%                                  Please see Attachment A
------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------

                                       *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 503459109                                                                      Page 10 of 17 Pages

------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

         Daniel Janney
------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                           (b)   X
------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only
------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
------------------------------------------------------------------------------------------------------------------
                                              Please see Attachment A

Number Of Shares                                     (5)      Sole Voting Power                  -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power          1,470,000
Person With
                                                     (7)      Sole Dispositive Power             -0-

                                                     (8)      Shared Dispositive Power     1,470,000

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,470,000                             Please see Attachment A
------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

                  6.0%                                  Please see Attachment A
------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------

                                       *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  503459109                                                                     Page 11 of 17 Pages

------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

         Alix Marduel
------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                           (b)   X
------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only
------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
------------------------------------------------------------------------------------------------------------------
                                              Please see Attachment A

Number Of Shares                                     (5)      Sole Voting Power                  -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power          1,470,000
Person With
                                                     (7)      Sole Dispositive Power             -0-

                                                     (8)      Shared Dispositive Power     1,470,000

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,470,000                             Please see Attachment A
------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

                  6.0%                                  Please see Attachment A
------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------

                                       *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  503459109                                                             Page 12 of 17 Pages

------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

         Guy Nohra
------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                           (b)   X
------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only
------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
------------------------------------------------------------------------------------------------------------------
                                              Please see Attachment A

Number Of Shares                                     (5)      Sole Voting Power                  -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power          1,470,000
Person With
                                                     (7)      Sole Dispositive Power             -0-

                                                     (8)      Shared Dispositive Power     1,470,000

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,470,000                             Please see Attachment A
------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

                  6.0%                                  Please see Attachment A
------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------

                                       *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 503459109                                                                      Page 13 of 17 Pages

------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

         Marino Polestra
------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                           (b)   X
------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only
------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
------------------------------------------------------------------------------------------------------------------
                                              Please see Attachment A

Number Of Shares                                     (5)      Sole Voting Power                  -0-
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power          1,470,000
Person With
                                                     (7)      Sole Dispositive Power             -0-

                                                     (8)      Shared Dispositive Power     1,470,000

  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,470,000                             Please see Attachment A
------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

                  6.0%                                  Please see Attachment A
------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------

                                       *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

(a)      Name of Issuer: La Jolla Pharmaceutical Company ("Issuer")

(b)      Address of Issuer's Principal Executive Offices:

                  6455 Nancy Ridge Drive
                  San Diego, CA  92121

Item 2.

(a)      Name of Person Filing:

         Alta Partners ("AP")

         Alta BioPharma Partners, L.P. ("ABP")

         Alta BioPharma Management Partners, LLC. ("ABMP")

         Alta Embarcadero BioPharma Partners, LLC ("AEBP")

         La Jolla Chase Partners (Alta Bio), LLC ("LCP")

         Alta/Chase BioPharma Management, LLC ("ACMP")

         Jean Deleage ("JD")

         Garrett Gruener ("GG")

         Dan Janney ("DJ")

         Alix Marduel ("AM")

         Guy Nohra ("GN")

         Marino Polestra ("MP")


(b)      Address of Principal Business Office:

         One Embarcadero Center, Suite 4050
         San Francisco, CA  94111

(c)      Citizenship/Place of Organization:


         Entities:         AP      -        California
                           ABP     -        Delaware
                           ABMP             Delaware
                           AEBP             California
                           LCP              Delaware
                           ACMP             Delaware

         Individuals:      JD               United States
                           GG               United States
                           DJ               United States
                           AM               United States
                           GN               United States
                           MP               United States

(d)      Title of Class of Securities:      Common Stock

(e)      CUSIP Number:  503459109

(f)      Item 3.  Not applicable.


Item 4.        Ownership.

                                                        Please see Attachment A
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------
                                         AP         ABP         ABMP         AEBP         LCP           ACMP
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------
(a)     Beneficial Ownership         1,470,000    913,731      913,731      34,441      521,828        521,828
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------
(b)     Percentage of Class             6.0%        3.8%        3.8%         0.1%         2.1%          2.1%
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------
(c)     Sole Voting Power            1,470,000    913,731      913,731      34,441      521,828        521,828
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------
        Shared Voting Power             -0-         -0-          -0-         -0-          -0-            -0-
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------
        Sole Dispositive Power       1,470,000    913,731      913,731      34,441      521,828        521,828
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------
        Shared Dispositive Power        -0-         -0-          -0-         -0-          -0-            -0-
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------
                                         JD          GG          DJ           AM           GN            MP
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------
(a)     Beneficial Ownership         1,470,000   1,470,000    1,470,000   1,470,000    1,470,000      1,470,000
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------
(b)     Percentage of Class             6.0%        6.0%        6.0%         6.0%         6.0%          6.0%
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------
(c)     Sole Voting Power               -0-         -0-          -0-         -0-          -0-            -0-
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------
        Shared Voting Power          1,470,000   1,470,000    1,470,000   1,470,000    1,470,000      1,470,000
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------
        Sole Dispositive Power          -0-         -0-          -0-         -0-          -0-            -0-
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------
        Shared Dispositive Power     1,470,000   1,470,000    1,470,000   1,470,000    1,470,000      1,470,000
------- ---------------------------- ----------- ----------- ------------ ----------- ------------- --------------


Item 5.        Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.        Identification and Classification of Members of the Group

No   reporting   person  is  a  member  of  a  group  as   defined   in  Section
240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.        Notice of Dissolution of Group

Not applicable.

Item 10.       Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

A:       Joint Filing Statement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 23, 2000



ALTA PARTNERS                                                 ALTA BIOPHARMA PARTNERS, L.P.

                                                              By:  Alta BioPharma Management Partners, LLC


By:                                                           By:
   ---------------------------------------------                 -----------------------------------------
             Jean Deleage, President                                  Daniel Janney, Managing Director


ALTA BIOPHARMA MANAGEMENT PARTNERS, LLC                       ALTA EMBARCADERO BIOPHARMA PARTNERS, LLC



By:                                                           By:
   ---------------------------------------------                 -----------------------------------------
              Jean Deleage, Member                                         Daniel Janney, Member


LA JOLLA CHASE PARTNERS (ALTA BIO), LLC                       ALTA/CHASE BIOPHARMA MANAGEMENT, LLC
By: Alta/Chase BioPharma Management, LLC

By:                                                           By:
   ---------------------------------------------                 -----------------------------------------
             Daniel Janney, Member                                         Daniel Janney, Member


   ---------------------------------------------                 -----------------------------------------
                Jean Deleage                                                     Guy Nohra


   ---------------------------------------------                 -----------------------------------------
              Garrett Gruener                                                 Marino Polestra


   ---------------------------------------------                 -----------------------------------------
               Daniel Janney                                                    Alix Marduel


                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

         We, the  undersigned,  hereby  express our agreement  that the attached
Schedule 13G is filed on behalf of us.

Date:    February 23, 2000




ALTA PARTNERS                                                 ALTA BIOPHARMA PARTNERS, L.P.

                                                              By:  Alta BioPharma Management Partners, LLC


By:                                                           By:
   ---------------------------------------------                 -----------------------------------------
             Jean Deleage, President                                  Daniel Janney, Managing Director


ALTA BIOPHARMA MANAGEMENT PARTNERS, LLC                       ALTA EMBARCADERO BIOPHARMA PARTNERS, LLC



By:                                                           By:
   ---------------------------------------------                 -----------------------------------------
              Jean Deleage, Member                                         Daniel Janney, Member


LA JOLLA CHASE PARTNERS (ALTA BIO), LLC                       ALTA/CHASE BIOPHARMA MANAGEMENT, LLC
By: Alta/Chase BioPharma Management, LLC

By:                                                           By:
   ---------------------------------------------                 -----------------------------------------
             Daniel Janney, Member                                         Daniel Janney, Member


   ---------------------------------------------                 -----------------------------------------
                Jean Deleage                                                     Guy Nohra


   ---------------------------------------------                 -----------------------------------------
              Garrett Gruener                                                 Marino Polestra


   ---------------------------------------------                 -----------------------------------------
               Daniel Janney                                                    Alix Marduel


                                  Attachment A

Alta Partners provides investment advisory services to three venture capital funds, Alta BioPharma Partners L.P., La Jolla Chase Partners (AltaBio) LLC and Alta Embarcadero BioPharma Partners, LLC. Alta BioPharma Partners L.P.
beneficially owns 913,731 shares of Common Stock. La Jolla Chase Partners (AltaBio) LLC beneficially owns 521,828 shares of Common Stock. Alta Embarcadero BioPharma Partners, LLC beneficially owns 34,441 shares of Common Stock. The respective general partners and managing members of Alta BioPharma Partners, L.P., La Jolla Chase Partners (AltaBio) LLC and Alta Embarcadero BioPharma Partners, LLC exercise sole voting and investment power with respect to the shares owned by such funds.

The principals of Alta Partners are members of Alta BioPharma Management, LLC (which is the general partner of Alta BioPharma Partners, L.P.), and Alta/Chase BioPharma Management LLC (which is the managing member of La Jolla Chase Partners (AltaBio), LLC) and Alta Embarcadero BioPharma Partners, LLC. As general partners and managing members of such entities, they may be deemed to share voting and investment powers for the shares held by the funds. The principals of Alta Partners disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

Alta Partners is a venture capital company with an office in San Francisco. Alta Partners is California Corporation. Alta BioPharma Partners, L.P. is a Delaware Limited Partnership, La Jolla Chase Partners (AltaBio), LLC is a Delaware
Limited Liability Company, and Alta Embarcadero BioPharma Partners, LLC is a California Limited Liability Company.

                            STOCK PURCHASE AGREEMENT

         This STOCK PURCHASE AGREEMENT is dated as of the 10th day of February, 2000 by and between La Jolla Pharmaceutical Company, a Delaware corporation with its principal office at 6455 Nancy Ridge Drive, San Diego, California (the "Company"), and the several purchasers named in the attached Exhibit A (individually, a "Purchaser" and collectively, the "Purchasers").

         WHEREAS, the Company desires to issue and sell to the Purchasers an aggregate of up to 4,400,000 shares (the "Shares") of the authorized but unissued shares of common stock, $.01 par value per share, of the Company (the "Common Stock"); and

         WHEREAS, the Purchasers, severally, wish to purchase the Shares on the terms and subject to the conditions set forth in this Agreement.

         NOW   THEREFORE,   in   consideration   of   the   mutual   agreements,
representations, warranties and covenants herein contained, the parties hereto agree as follows:

         1. Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

                  (a) "Affiliate" of a party means any corporation or other business entity controlled by, controlling or under common control with such party. For this purpose "control" shall mean direct or indirect beneficial ownership of fifty percent (50%) or more of the voting or income interest in such corporation or other business entity.

                  (b) "Closing Date" means the date of the Closing.

                  (c) "Exchange Act" means the Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

                  (d) "Registration Rights Agreement" shall mean that certain Registration Rights Agreement, dated as of the date hereof, among the Company and the Purchasers.

                  (e) "Majority Purchasers" shall mean Purchasers which, at any given time, hold greater than fifty percent (50%) of the voting power of the outstanding Shares.

                  (f) "SEC" shall mean the Securities and Exchange Commission.

                  (g) "Securities Act" shall mean the Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

         2.       Purchase and Sale of Shares.

                  2.1 Purchase and Sale. Subject to and upon the terms and conditions set forth in this Agreement, the Company agrees to issue and sell to each Purchaser, and each Purchaser, severally, hereby agrees to purchase from the Company, at the Closing, the number of shares of Common Stock set forth opposite the name of such Purchaser under the heading "Number of Shares to be Purchased" on Exhibit A hereto, at a purchase price of $3.375 per share. The total purchase price payable by each Purchaser for the number of shares of Common Stock that such Purchaser is hereby agreeing to purchase is set forth opposite the name of such Purchaser under the heading "Purchase Price" on Exhibit A hereto. The aggregate purchase price payable by the Purchasers to the Company for all of the Shares shall be $13,640,000.

                  2.2 Closing. The closing of the transactions contemplated under this Agreement (the "Closing") shall take place at the offices of Gibson, Dunn & Crutcher LLP in Irvine, California on the second business day after the Company shall have given written notice to (the "Closing Notice") the Purchasers that all of the conditions precedent set forth in Section 6.1 have been satisfied in full or at such other location, date and time as may be agreed upon between the Purchasers and the Company. At the Closing, the Company shall deliver to each Purchaser a single stock certificate, registered in the name of such Purchaser, representing the number of shares of Common Stock purchased by such Purchaser, against payment of the purchase price therefor by wire transfer of immediately available funds to such account or accounts as the Company shall designate in writing.

         3. Representations and Warranties of the Company. The Company hereby represents and warrants to each of the Purchasers as follows:

                  3.1 Incorporation. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is qualified to do business in each jurisdiction in which the character of its properties or the nature of its business requires such qualification, except where the failure to so qualify would not have a material adverse effect upon the Company. The Company has all requisite corporate power and authority to carry on its business as now conducted.

                  3.2 Capitalization. The authorized capital stock of the Company consists of (i) 100,000,000 shares of Common Stock, of which 20,267,950 shares are outstanding as of February 3, 2000 and (ii) 8,000,000 shares of preferred stock, of which no shares are outstanding on the date hereof. Except as set forth in Schedule 3.2 hereto, there are no existing options, warrants, calls, preemptive (or similar) rights, subscriptions or other rights, agreements, arrangements or commitments of any character obligating the Company to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of the capital stock of the Company or other equity interests in the Company or any securities convertible into or exchangeable for such shares of capital stock or other equity interests, and there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of its capital stock or other equity interests.

                  3.3 Authorization. All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution, delivery and performance of this Agreement and the Registration Rights Agreement and the consummation of the transactions contemplated herein and therein has been taken. When executed and delivered by the Company, each of this Agreement and the Registration Rights Agreement shall constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and by general equitable principles. The Company has all requisite corporate power to enter into this Agreement and the Registration Rights Agreement and to carry out and perform its obligations under the terms of this Agreement, and the Registration Rights Agreement.

                  3.4 Valid Issuance of the Shares. The Shares being purchased by the Purchasers hereunder will, upon issuance pursuant to the terms hereof, be duly authorized and validly issued, fully paid and nonassessable.

                  3.5  Financial  Statements.  The Company has furnished to each
Purchaser its audited Statements of Income, Stockholders' Equity and Cash Flows for the fiscal year ended December 31, 1998, its audited Balance Sheet as of December 31, 1998, its unaudited Statements of Income, Stockholders' Equity and Cash Flows for the period from December 31, 1998 through September 30, 1999, and its unaudited Balance Sheet as of September 30, 1999. All such financial statements are hereinafter referred to collectively as the "Financial Statements". The Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved, and fairly present, in all material respects, the financial position of the Company and the results of its operations as of the date and for the periods indicated thereon, except that the unaudited financial statements may not be in accordance with generally accepted accounting principles because of the absence of footnotes normally contained therein and are subject to normal year-end audit adjustments which, individually, and in the aggregate, will not be material. Since September 30, 1999, to the Company's knowledge, there has been no material adverse change (actual or threatened) in the assets, liabilities (contingent or other), affairs, operations, prospects or condition (financial or other) of the Company.

                  3.6 SEC Documents. The Company has furnished to each Purchaser, a true and complete copy of the Company's Annual Report on Form 10-K for the year ended December 31, 1998, the Company's Quarterly Report on Form 10-Q for the nine months ended September 30, 1999, and any other statement, report, registration statement (other than registration statements on Form S-8) or definitive proxy statement filed by the

Company with the SEC during the period commencing September 30, 1999 and ending on the date hereof. The Company will, promptly upon the filing thereof, also furnish to each Purchaser all statements, reports (including, without limitation, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K), registration statements and definitive proxy statements filed by the Company with the SEC during the period commencing on the date hereof and ending on the Closing Date (all such materials required to be furnished to each Purchaser pursuant to this sentence or pursuant to the next preceding sentence of this
Section 3.6 being called, collectively, the "SEC Documents"). As of their respective filing dates, the SEC Documents complied or will comply in all material respects with the requirements of the Exchange Act or the Securities Act, as applicable, and none of the SEC Documents contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, as of their respective filing dates, except to the extent corrected by a subsequently filed SEC Document.

                  3.7 Consents. All consents, approvals, orders and authorizations required on the part of the Company in connection with the execution, delivery or performance of this Agreement and the Registration Rights Agreement and the consummation of the transactions contemplated herein and therein have been obtained and will be effective as of the Closing Date.

                  3.8 No Conflict. The execution and delivery of this Agreement and the Registration Rights Agreement by the Company and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under (i) any provision of the Certificate of Incorporation or By-laws of the Company or (ii) any agreement or instrument, permit, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to the Company or its respective properties or assets.

                  3.9 Brokers or Finders. Except for Pacific Growth Equities, Inc., the Company has not dealt with any broker or finder in connection with the transactions contemplated by this Agreement, and, except for certain fees and expenses payable by the Company to Pacific Growth Equities, Inc., the Company has not incurred, and shall not incur, directly or indirectly, any liability for any brokerage or finders' fees or agents commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

                  3.10 Nasdaq National Market. The Common Stock is listed on the Nasdaq National Market System, and there are no proceedings to revoke or suspend such listing.

                  3.11 Absence of Litigation. There is no action, suit or proceeding or, to the Company's knowledge, any investigation, pending, or to the Company's knowledge, threatened by or before any governmental body against the Company and in which an unfavorable outcome, ruling or finding in any said matter, or for all matters taken as a whole, might have a material adverse effect on the Company. The foregoing includes, without limitation, any such action, suit, proceeding or investigation that questions this Agreement or the Registration Rights Agreement or the right of the Company to execute, deliver and perform under same.

                  3.12 No Bad Acts. The Company represents and warrants that, to the best of its knowledge, none of its directors or officers is or has been the subject of, or a defendant in: (i) an enforcement action or prosecution (or settlement in lieu thereof) brought by a governmental authority relating to a violation of securities, fiduciary or criminal laws, or (ii) a civil action (or settlement in lieu thereof) brought by shareholders or investors for violation of duties owed to the shareholders or investors.

                  3.13 Freedom to Operate. To the best of the Company's knowledge, the conduct by the Company of its businesses, and the manufacture and sale by the Company of its products, does not conflict with, infringe upon or violate any patent, copyright, trademark, registration or other intellectual property right of any other person or entity.

         4.       Representations   and  Warranties  of  the  Purchasers.   Each
Purchaser severally for itself, and not jointly with the other Purchasers, represents and warrants to the Company as follows:

                  4.1 Authorization. All action on the part of such Purchaser and, if applicable, its officers, directors and shareholders necessary for the authorization, execution, delivery and performance of this Agreement and the Registration Rights Agreement and the consummation of the transactions contemplated herein and therein has been taken. When executed and delivered, each of this Agreement and the Registration Rights Agreement will constitute the legal, valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and by general equitable principles. Such Purchaser has all requisite corporate power to enter into each of this Agreement and the Registration Rights Agreement and to carry out and perform its obligations under the terms of this Agreement and the Registration Rights Agreement.

                  4.2 Purchase Entirely for Own Account. Such Purchaser is acquiring the Shares being purchased by it hereunder for investment, for its own account, and not for resale or with a view to distribution thereof in violation of the Securities Act.

                  4.3 Investor Status; Etc. Such Purchaser certifies and represents to the Company that at the time such Purchaser acquires any of the Shares, such Purchaser will be an "Accredited Investor" as defined in Rule 501 of Regulation D promulgated under the Securities Act and was not organized for the purpose of acquiring the Shares. Such Purchaser's financial condition is such that it is able to bear the risk of holding the Shares for an indefinite period of time and the risk of loss of its entire investment. Such Purchaser has been afforded the opportunity to ask questions of and receive answers from the management of the Company concerning this investment and has sufficient knowledge and experience in investing in companies similar to the Company in terms of the Company's stage of development so as to be able to evaluate the risks and merits of its investment in the Company.

                  4.4 Shares Not Registered. Such Purchaser understands that the Shares have not been registered under the Securities Act, by reason of their issuance by the Company in a transaction exempt from the registration requirements of the Securities Act, and that the Shares must continue to be held by such Purchaser unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration. The Purchaser understands that the exemptions from registration afforded by Rule 144 (the provisions of which are known to it) promulgated under the Securities Act depend on the satisfaction of various conditions, and that, if applicable, Rule 144 may afford the basis for sales only in limited amounts.

                  4.5 No Conflict. The execution and delivery of this Agreement and the Registration Rights Agreement by such Purchaser and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in any violation of or default by such Purchaser (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under (i) any provision of the organizational documents of such Purchaser or (ii) any agreement or instrument, permit, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to such Purchaser or its respective properties or assets.

                  4.6 Brokers. Such Purchaser has not retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement.

                  4.7 Consents. All consents, approvals, orders and authorizations required on the part of such Purchaser in connection with the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated herein have been obtained and are effective as of the Closing Date.

         5.       Conditions Precedent.

                  5.1. Conditions to the Obligation of the Purchasers to Consummate the Closing. The obligation of each Purchaser to consummate the Closing and to purchase and pay for the Shares being purchased by it pursuant to this Agreement is subject to the satisfaction of the following conditions precedent:

                  (a) The representations and warranties contained herein of the Company shall be true and correct on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (it being understood and agreed by each Purchaser that, in the case of any representation and warranty of the

Company contained herein which is not hereinabove qualified by application thereto of a materiality standard, such representation and warranty need be true and correct only in all material respects in order to satisfy as to such representation or warranty the condition precedent set forth in the foregoing provisions of this Section 5.1(a)).

                  (b) The Registration Rights Agreement shall have been executed and delivered by the Company.

                  (c) The Company shall not have been adversely affected in any material way prior to the Closing Date; and the Company shall have performed all obligations and conditions herein required to be performed or observed by the Company on or prior to the Closing Date.

                  (d)  No   proceeding   challenging   this   Agreement  or  the
transactions contemplated hereby, or seeking to prohibit, alter, prevent or materially delay the Closing, shall have been instituted before any court, arbitrator or governmental body, agency or official and shall be pending.

                  (e) The purchase of and payment for the Shares by the Purchasers shall not be prohibited by any law or governmental order or regulation. All necessary consents, approvals, licenses, permits, orders and authorizations of, or registrations, declarations and filings with, any governmental or administrative agency or of any other person with respect to any of the transactions contemplated hereby shall have been duly obtained or made and shall be in full force and effect.

                  (f) All instruments and corporate proceedings in connection with the transactions contemplated by this Agreement to be consummated at the Closing shall be satisfactory in form and substance to such Purchaser, and such Purchaser shall have received copies (executed or certified, as may be appropriate) of all documents which such Purchaser may have reasonably requested in connection with such transactions.

                  5.2. Conditions to the Obligation of the Company to Consummate the Closing. The obligation of the Company to consummate the Closing and to issue and sell to each of the Purchasers the Shares to be purchased by it at the Closing is subject to the satisfaction of the following conditions precedent:

                  (a) The representations and warranties contained herein of such Purchaser shall be true and correct on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (it being understood and agreed by the Company that, in the case of any representation and warranty of each Purchaser contained herein which is not hereinabove qualified by application thereto of a materiality standard, such representation and warranty need be true and correct only in all material respects in order to satisfy as to such representation or warranty the condition precedent set forth in the foregoing provisions of this Section 5.2(a)).

                  (b) The Registration Rights Agreement shall have been executed and delivered by each Purchaser.

                  (c) The Purchasers shall have performed all obligations and conditions herein required to be performed or observed by the Purchasers on or prior to the Closing Date.

                  (d)  No   proceeding   challenging   this   Agreement  or  the
transactions contemplated hereby, or seeking to prohibit, alter, prevent or materially delay the Closing, shall have been instituted before any court, arbitrator or governmental body, agency or official and shall be pending.

                  (e) The sale of the Shares by the Company shall not be prohibited by any law or governmental order or regulation. All necessary consents, approvals, licenses, permits, orders and authorizations of, or registrations, declarations and filings with, any governmental or administrative agency or of any other person with respect to any of the transactions contemplated hereby shall have been duly obtained or made and shall be in full force and effect.

                  (f) Each of the Purchasers shall have executed and delivered to the Company a Purchaser's Questionnaire, in the form attached hereto as Exhibit B, pursuant to which each such Purchaser shall provide information necessary to confirm each such Purchaser's status as an "accredited investor" (as such term is defined in Rule 501 promulgated under the Securities
Act)".

                  (g) Each of the other Purchasers shall have purchased, in accordance with this Agreement, the number of shares of Common Stock set forth opposite its name under the heading "Number of Shares to be Purchased".

                  (h) All instruments and corporate proceedings in connection with the transactions contemplated by this Agreement to be consummated at the Closing shall be satisfactory in form and substance to the Company, and the Company shall have received counterpart originals, or certified or other copies of all documents, including without limitation records of corporate or other proceedings, which it may have reasonably requested in connection therewith.

         6.       Transfer, Legends.

                  6.1. Securities Law Transfer Restrictions. No Purchaser shall sell, assign, pledge, transfer or otherwise dispose or encumber any of the Shares being purchased by it hereunder, except (i) pursuant to an effective registration statement under the Securities Act or (ii) pursuant to an available exemption from registration under the Securities Act and applicable state securities laws and, if requested by the Company, upon delivery by such Purchaser of an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed transfer is exempt from registration under the Securities Act and applicable state securities laws. Any transfer or purported transfer of the Shares in violation of this Section 6.1 shall be voidable by the Company. The Company shall not register any transfer of the Shares in violation of this Section 6.1. The Company may, and may instruct any transfer agent for the Company, to place such stop transfer orders as may be required on the transfer books of the Company in order to ensure compliance with the provisions of this Section 6.1.

                  6.2. Legends. Each certificate requesting any of the Shares shall be endorsed with the legends set forth below, and each Purchaser covenants that, except to the extent such restrictions are waived by the Company, it shall not transfer the shares represented by any such certificate without complying with the restrictions on transfer described in this Agreement and the legends endorsed on such certificate:

         "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER SAID ACT AND, IF REQUESTED BY THE COMPANY, UPON DELIVERY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT THE PROPOSED TRANSFER IS EXEMPT FROM SAID ACT."

         7. Termination; Liabilities Consequent Thereon. This Agreement may be terminated and the transactions contemplated hereunder abandoned at any time prior to the Closing only as follows:

                  (a) by the Purchasers, upon notice to the Company if the conditions set forth in Section 5.1 shall not have been satisfied on or prior to February 16, 2000; or

                  (b) by the Company, upon notice to the Purchasers if the conditions set forth in Section 5.2 shall not have been satisfied on or prior to February 16, 2000; or

                  (c) at any time by mutual agreement of the Company and the Purchasers; or

                  (d) by the Purchasers, if there has been any breach of any representation or warranty or any material breach of any covenant of the Company contained herein and the same has not been cured within 15 days after notice thereof, (it being understood and agreed by each Purchaser that, in the case of any representation or warranty of the Company contained herein which is not hereinabove qualified by application thereto of a materiality standard, such representation or warranty will be deemed to have been breached for purposes of this Section 7.1(d) only if such representation or warranty was not true and correct in all material respects at the time such representation or warranty was made by the Company); or

                  (e) by the Company, if there has been any breach of any representation, warranty or any material breach of any covenant of any Purchaser contained herein and the same has not been cured within 15 days after notice thereof (it being understood and agreed by the Company that, in the case of any representation and warranty of the Purchaser contained herein which is not hereinabove qualified by application thereto of a materiality standard, such representation or warranty will be deemed to have been breached for purposes of this Section 7.1(e) only if such representation or warranty was not true and correct in all material respects at the time such representation or warranty was made by such Purchaser).

         Any termination pursuant to this Section 7 shall be without liability on the part of any party, unless such termination is the result of a material breach of this Agreement by a party to this Agreement in which case such breaching party shall remain liable for such breach notwithstanding any termination of this Agreement.

         8.       Miscellaneous Provisions.

                  8.1 Public Statements or Releases. None of the parties to this Agreement shall make, issue, or release any announcement, whether to the public generally, or to any of its suppliers or customers, with respect to this Agreement or the transactions provided for herein, or make any statement or acknowledgment of the existence of, or reveal the status of, this Agreement or the transactions provided for herein, without the prior consent of the other parties, which shall not be unreasonably withheld or delayed, provided, that nothing in this Section 8.1 shall prevent any of the parties hereto from making such public announcements as it may consider necessary in order to satisfy its legal obligations, but to the extent not inconsistent with such obligations, it shall provide the other parties with an opportunity to review and comment on any proposed public announcement before it is made.

                  8.2 Further Assurances. Each party agrees to cooperate fully with the other party and to execute such further instruments, documents and agreements and to give such further written assurances, as may be reasonably requested by the other party to better evidence and reflect the transactions described herein and contemplated hereby, and to carry into effect the intents and purposes of this Agreement.

                  8.3 Notification of Effectiveness of Registration Statement. The Company covenants that it will provide written notice to SWIB that the Company's registration statement on Form S-3 registering the shares sold hereunder to SWIB has been declared effective by the SEC. This notice will be sent to SWIB no later than 48 hours after such declaration by the SEC.

                  8.4 Rights Cumulative. Each and all of the various rights, powers and remedies of the parties shall be considered to be cumulative with and in addition to any other rights, powers and remedies which such parties may have at law or in equity in the event of the breach of any of the terms of this Agreement. The exercise or partial exercise of any right, power or remedy shall neither constitute the exclusive election thereof nor the waiver of any other right, power or remedy available to such party.

                  8.5 Pronouns. All pronouns or any variation thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person, persons, entity or entities may require.

                  8.6      Notices.

                  (a) Any notices, reports or other correspondence (hereinafter collectively referred to as "correspondence") required or permitted to be given hereunder shall be sent by postage prepaid first class mail, courier or telecopy or delivered by hand to the party to whom such correspondence is required or permitted to be given hereunder. The date of giving any notice shall be the date of its actual receipt.

                  (b) All correspondence to the Company shall be addressed as follows:

                           La Jolla Pharmaceutical Company
                           6455 Nancy Ridge Drive

                           San Diego, California  92121
                           Attention: Steven B. Engle
                           Telecopier: (858) 452-6893

                  with a copy to:

                           Gibson, Dunn & Crutcher LLP
                           4 Park Plaza
                           Irvine, California 92614
                           Attention:  Leonard J. McGill
                           Telecopier: (949) 451-4220

                  (c) All correspondence to any Purchaser shall be sent to such Purchaser at the address set forth in Exhibit A.

                  (d) Any entity may change the address to which correspondence to it is to be addressed by notification as provided for herein.

                  8.7 Captions. The captions and paragraph headings of this Agreement are solely for the convenience of reference and shall not affect its interpretation.

                  8.8 Severability. Should any part or provision of this Agreement be held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

                  8.9      Governing Law; Injunctive Relief.

                  (a) This Agreement shall be governed by and construed in accordance with the internal and substantive laws of the State of California and without regard to any conflicts of laws concepts that would apply the substantive law of some other jurisdiction.

                  (b) Each of the parties hereto acknowledges and agrees that damages will not be an adequate remedy for any material breach or violation of this Agreement if such material breach or violation would cause immediate and irreparable harm (an "Irreparable Breach"). Accordingly, in the event of a threatened or ongoing Irreparable Breach, each party hereto shall be entitled to seek, in any state or federal court in the State of California, equitable relief of a kind appropriate in light of the nature of the ongoing or threatened Irreparable Breach, which relief may include, without limitation, specific performance or injunctive relief; provided, however, that if the party bringing such action is unsuccessful in obtaining the relief sought, the moving party shall pay the non-moving party's reasonable costs, including attorney's fees, incurred in connection with defending such action. Such remedies shall not be the parties' exclusive remedies, but shall be in addition to all other remedies provided in this Agreement.

                  8.10 Waiver. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.

                  8.11 Expenses. Each party will bear its own costs and expenses in connection with this Agreement.

                  8.12 Assignment. The rights and obligations of the parties hereto shall inure to the benefit of and shall be binding upon the authorized successors and permitted assigns of each party. Neither party may assign its rights or obligations under this Agreement or designate another person (i) to perform all or part of its obligations under this Agreement or (ii) to have all or part of its rights and benefits under this Agreement, in each case without the prior written consent of the other party. In the event of any assignment in accordance with the terms of this

Agreement, the assignee shall specifically assume and be bound by the provisions of the Agreement by executing and agreeing to an assumption agreement reasonably acceptable to the other party.

                  8.13 Survival. The respective representations and warranties given by the parties hereto, and the other covenants and agreements contained herein, shall survive the Closing Date and the consummation of the transactions contemplated herein for a period of two years, without regard to any investigation made by any party.

                  8.14 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto respecting the subject matter hereof and supersedes all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof, whether written or oral. No modification, alteration, waiver or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Company and the Majority Purchasers.

         IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement under seal as of the day and year first above written.



                                             LA JOLLA PHARMACEUTICAL COMPANY


                                             By: -------------------------------
                                             Name:
                                             Title:



THE PURCHASER'S SIGNATURE TO THE INVESTOR QUESTIONNAIRE DATED EVEN DATE HEREWITH SHALL CONSTITUTE THE PURCHASER'S SIGNATURE TO THIS STOCK PURCHASE AGREEMENT.

                                              Exhibit A

----------------------------------------------------------------------------- ----------------------------
Purchaser                                                                               Number of Shares
----------------------------------------------------------------------------- ----------------------------
Alta Embarcadero BioPharma, LLC                                                              34,441
One Embarcadero Center
Suite 4050
San Francisco, CA  94111
----------------------------------------------------------------------------- ----------------------------
Alta BioPharma Partners, LP                                                                 913,731
One Embarcadero Center
Suite 4050
San Francisco, CA  94111
----------------------------------------------------------------------------- ----------------------------
La Jolla Chase Partners (Alta Bio), LLC                                                     521,828
One Embarcadero Center
Suite 4050
San Francisco, CA  94111
----------------------------------------------------------------------------- ----------------------------
Deutsche Asset Management                                                                   100,000
(Dirfonds - AP)
Investmentgesellschaft MBH
Mainzer Landstrasse 16
Postfach 20-01-11 60605 Frankfurt
----------------------------------------------------------------------------- ----------------------------
Deutsche Vermogesbildungsgesellschaft mbH                                                   450,000
Attn:  D. Endrikat
Feldbergstrasse 22
60323 Frankfurt, Germany
----------------------------------------------------------------------------- ----------------------------
Deutsche Asset Management                                                                   450,000
(NAVAP)
Investmentgesellschaft MBH
Mainzer Landstrasse 16
Postfach 20-01-11 60605 Frankfurt, Germany
----------------------------------------------------------------------------- ----------------------------
Special Situations Private Equity Fund, LP                                                  300,000
153 E. 53rd Street
New York, NY  10022
----------------------------------------------------------------------------- ----------------------------
Special Situations Cayman Fund, LP                                                          100,000
153 E. 53rd Street
New York, NY  10022
----------------------------------------------------------------------------- ----------------------------
Special Situations Fund III, LP                                                             275,000
153 E. 53rd Street
New York, NY  10022
----------------------------------------------------------------------------- ----------------------------
State of Wisconsin Investment Board                                                         880,000
121 E. Wilson Street
Madison, WI  53707-7842
----------------------------------------------------------------------------- ----------------------------
ChaseEquity Associates LLC                                                                   15,000
380 Madison Avenue, 12th Floor
New York, NY  10017
----------------------------------------------------------------------------- ----------------------------